TO HOLDERS OF OUR SERIES 2 SHARES


         Avesis Incorporated hereby offers to exchange one share of its Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A, par value $.01, for each outstanding share of the Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2, par value $.01 share ("Series 2 Shares") of the Company. This exchange offer is explained in detail in the enclosed Offer to Exchange and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the exchange offer. If you desire to exchange your Series 2 Shares, the instructions on how to tender shares are also explained in the accompanying materials.

         As described in the Offer to Exchange, the purpose of this offer is to eliminate or significantly reduce the number of Series 2 Shares outstanding and to adjust the Company's capital structure.

         Neither Avesis Incorporated nor its Board of Directors makes any recommendations to any shareholders whether to tender or refrain from tendering their shares. Each shareholder must make the decision whether to tender shares and if so, how many shares. The Company has been advised that all of its directors and executive officers intend to exchange their shares in the exchange offer.

         Please note that the exchange offer will expire at 5:00 p.m., New York City time, on May 27, 1998, unless it is extended. Questions with respect to the exchange offer should be referred to the Company at 800-522-0258 x204 (toll free throughout the U.S.)

                                              Sincerely,


                                              Kenneth L. Blum, Sr.